# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: First Internet Bancorp, CIK 0001562463
CUSIP: 320557101
Title of class of securities: Common Stock, without par value
Address of issuer's principal executive offices: 8701 E. 116th Street, Fishers, Indiana (IN), 46038
Date of event which requires filing of this statement: 11/13/2026
Filed by CIK 0001080297
Persons authorized to receive notices and communications: John C. Lame, 8805 Tamiami Trail N #128, Naples, Florida (FL), 34108, (513) 235-6982

## Reporting persons
- John C. Lame and Susan K. Lame Inheritance Trust 5/18/2020: type of reporting person: other (OO); citizenship or place of organization: Florida (FL); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 197,878; sole dispositive power 0; shared dispositive power 197,878; aggregate amount beneficially owned 197,878 (2.27% of the class)
- John C. Lame IRA: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); member of a group; source of funds: personal funds (PF); sole voting power 149,224; shared voting power 0; sole dispositive power 149,224; shared dispositive power 0; aggregate amount beneficially owned 149,224 (1.71% of the class)
- John C. Lame (CIK 0001080297): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 500; shared voting power 0; sole dispositive power 500; shared dispositive power 0; aggregate amount beneficially owned 500 (0% of the class)
- John C. Lame Roth IRA: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); member of a group; source of funds: personal funds (PF); sole voting power 62,632; shared voting power 0; sole dispositive power 62,632; shared dispositive power 0; aggregate amount beneficially owned 62,632 (0.72% of the class)
- Susan K. Lame IRA: type of reporting person: individual (IN); citizenship or place of organization: Florida (FL); member of a group; source of funds: personal funds (PF); sole voting power 37,715; shared voting power 0; sole dispositive power 37,715; shared dispositive power 0; aggregate amount beneficially owned 37,715 (0.43% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, without par value
Name of issuer: First Internet Bancorp
Address of issuer's principal executive offices: 8701 E. 116th Street, Fishers, Indiana (IN), 46038

## Item 2. Identity and Background
Name of person filing: This is the first amendment (the "First Amendment") to the Schedule 13D filed on April 8, 2026 (the "Original Schedule 13D"). This First Amendment is being filed jointly by John C. Lame and Susan K. Lame, John C. Lame's spouse, in their capacities as co-trustees of the John C. Lame and Susan K. Lame Inheritance Trust u/a dated May 18, 2020 (the "Trust"); the John C. Lame IRA; the John C. Lame Contributory IRA (the "John C. Lame Roth IRA"); John C. Lame, individually; and the Susan K. Lame IRA (collectively, the "Reporting Persons"). The joint filing agreement of the Reporting Persons is filed as Exhibit 99.1.
Residence or business address: The address of each Reporting Person for purposes of this filing is: 8805 Tamiami Trail N #128, Naples, Florida 34108.
Present principal occupation or employment: The Reporting Persons are private investors.
Criminal convictions in the last five years: None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons have, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.
Citizenship: John C. Lame and Susan K. Lame are citizens of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Trust purchased shares of the Issuer's voting common stock using Trust funds. Shares of the Issuer's voting common stock held directly by the Trust, the John C. Lame IRA, the John C. Lame Roth IRA, John C. Lame, individually, and the Susan K. Lame IRA were acquired directly by these reporting persons.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended to add the following:

On November 13, 2026, Mr. Lame delivered a letter (the "November 13 Letter") and an accompanying PowerPoint presentation to John K. Keach, Jr., Lead Independent Director of the Issuer. In the November 13 Letter and accompanying PowerPoint presentation, Mr. Lame expressed concerns regarding the Issuer's performance, capital allocation, public disclosures, and corporate governance, including:

* Forecasting and Disclosures: Mr. Lame noted discrepancies between the Issuer's full-year 2026 financial guidance that the Issuer delivered in January 2026 and the Issuer's nine-month results at September 30, 2026, combined with fourth-quarter guidance, which point to earnings, loan growth, and fee income below targets provided to investors earlier in the year. The Issuer's disclosures in earnings calls, investor presentations, and reports filed with the Securities and Exchange Commission (the "SEC") do not adequately discuss the reasons for the Issuer's failure to achieve forecasted results. Mr. Lame requested that the Issuer publish a quarterly scorecard, to be reviewed by the Issuer's Audit Committee, comparing reported results directly against full-year forecasts.

Mr. Lame also questioned the Issuer's disclosure regarding the sale of a single-tenant lease loan portfolio and management's decision to expand the Issuer's lending to this segment. On September 10, 2025, the Issuer announced the sale of up to $869 million of single tenant lease loans with an estimated after-tax charge of about $33.5 million. The sale closed at $836.9 million, with a pre-tax loss of $37.8 million. The sale was inconsistent with previous portfolio disclosures by management and caught shareholders by surprise. On the third quarter 2026 earnings call, management stated that this type of single-tenant lease loan continues as a core business of the bank, expanding from $135.0 million in September 2025 to $308.6 million.

* The Share Repurchase Program: Mr. Lame stated that the parent holding company has diminished cash reserves and may face regulatory constraints on dividend distributions from the bank subsidiary to fund share repurchases. The Issuer disclosed a share buyback program with no clear way to pay for it. Mr. Lame requested that the board withdraw the share repurchase program, or to tell shareholders how and when the share repurchase program will be used.

* Governance and Executive Compensation: Mr. Lame cited the absence of management and board succession planning, given that both the CEO and Lead Independent Director are over 70, and criticized executive bonuses that are paid without regard to whether the Issuer meets its public forecasts.

* Returns and Valuation: Mr. Lame stated that the Issuer's return on equity remains below the Issuer's cost of capital and that the Common Stock trades at a discount to tangible book value.

Based on these matters, and noting the lack of written responses from the board to Mr. Lame's prior correspondence, Mr. Lame requested that the board take the following actions: (i) retain an independent financial advisor reporting directly to the independent directors to evaluate a potential sale of the Issuer; (ii) report the findings of that strategic review to shareholders; and (iii) appoint an observer to the review process.

Mr. Lame reiterated his desire to engage directly and constructively with the board and management regarding these matters.

The full text of the November 13 Letter is filed as Exhibit 99.2 to this Schedule 13D Amendment and is incorporated herein by reference. The accompanying PowerPoint presentation is filed as Exhibit 99.3 to this Schedule 13D Amendment and is incorporated herein by reference. The foregoing summary of the November 13 Letter and the PowerPoint presentation does not purport to be complete and is qualified in its entirety by reference to the full text of the November 13 Letter and the PowerPoint presentation filed as Exhibits 99.2 and 99.3.

On November 13, 2026, John C. Lame delivered a letter to the Issuer containing a shareholder proposal pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for presentation to the Issuer's shareholders at the Issuer's 2027 annual meeting of shareholders (the "proposal"). The proposal requests that (i) the independent directors promptly hire an investment banking firm experienced in community bank mergers and acquisitions, (ii) the investment banking firm must not have advised the Issuer in the past three years, and should report only to the independent directors, (iii) the investment banking firm should guide the Issuer in evaluating a sale of the Issuer, and (iv) the independent directors should report the results to shareholders by December 31, 2027.

The foregoing summary of the proposal does not purport to be complete and is qualified in its entirety by reference to the full text of the proposal, a copy of which is filed as Exhibit 99.4 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
According to the Issuer's quarterly report on Form 10-Q for the quarterly period ended September 30, 2026, filed with the SEC on November 4, 2026, there were 8,733,574 shares of the Issuer's common stock outstanding on October 30, 2026. The following list sets forth the aggregate number and percentage of outstanding shares of the Issuer's common stock owned beneficially by each Reporting Person:

Name No. of Shares Percent of Class
John C. Lame and Susan K. Lame Inheritance Trust 5/18/2020 197,878 (1) 2.27%
John C. Lame IRA 149,224 (2) 1.71%
John C. Lame 500 (2) 0.00%
John C. Lame Roth IRA 62,632 (2) 0.72%
Susan K. Lame IRA 37,715 (3) 0.43%
Total 447,949 5.13%

(1) John C. Lame and Susan K. Lame are joint trustees and have shared investment and voting authority with respect to these shares.
(2) John C. Lame has sole investment and voting authority with respect to these shares.
(3) Susan K. Lame has sole investment and voting authority with respect to these shares.
Number of shares as to which each person has sole or shared power to vote or dispose: According to the Issuer's quarterly report on Form 10-Q, filed with the SEC on November 4, 2026, there were 8,733,574 shares of the Issuer's common stock outstanding on October 30, 2026.
Transactions in the class effected during the past sixty days: The Reporting Persons have not conducted any transactions in shares of the Issuer's common stock during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends or proceeds of sale of the shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement dated November 13, 2026 among John C. Lame, John C. Lame IRA, John C. Lame Roth IRA, Susan K. Lame IRA, and John C. Lame and Susan K. Lame as trustees of the John C. Lame and Susan K. Lame Inheritance Trust u/a dated May 18, 2020.

99.2 Letter from John C. Lame to First Internet Bancorp lead director John K. Keach, Jr., dated November 13, 2026.

99.3 PowerPoint Presentation to directors - "First Internet Bancorp: A Better Path for Every Shareholder"

99.4 John C. Lame Letter to First Internet Bancorp President, COO and Corporate Secretary Nicole S. Lorch dated November 13, 2026 and Rule 14a-8 shareholder proposal

## Signatures
- John C. Lame and Susan K. Lame Inheritance Trust 5/18/2020: By: /s/ John C. Lame, John C. Lame, Co-Trustee (11/13/2026)
- John C. Lame and Susan K. Lame Inheritance Trust 5/18/2020: By: /s/ Susan K. Lame, Susan K. Lame, Co-Trustee (11/13/2026)
- John C. Lame IRA: By: /s/ John C. Lame, John C. Lame (11/13/2026)
- John C. Lame: By: /s/ John C. Lame, John C. Lame (11/13/2026)
- John C. Lame Roth IRA: By: /s/ John C. Lame, John C. Lame (11/13/2026)
- Susan K. Lame IRA: By: /s/ Susan K. Lame, Susan K. Lame (11/13/2026)